UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.761

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒ Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:  ☐ No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:  ☐ No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed on March 16, 2021 (the “Original Form 6-K”) by Atento S.A. (the “Company”).

This Amendment No. 1 is being filed for the purpose of amending Proposal 2 of the Agenda of the Ordinary General Meeting in the Proxy Statement attached as exhibit 99.1 to the Original Form 6-K. Accordingly, Proposal with Respect to Agenda Item No. 2: Approval of the Amendment of the Existing 2014 Omnibus Plan shall read as follows:

“The Company previously adopted a 2014 Omnibus Incentive Plan (the “Incentive Plan”) for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders, by enabling the Company to offer Eligible Individuals (as defined in the Incentive Plan) cash and share-based incentives, in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s shareholders.

The provisions of the section 4.1 of the Incentive Plan establish, among others, that the aggregate number of shares of Common Stock (as defined in the Incentive Plan) that may be issued or used for reference purposes or with respect to which Awards (as defined in the Incentive Plan) may be granted under the Incentive Plan shall not exceed 3,441,354 (17,300,000 shares pre- reverse split), as well as that the maximum number of shares of Common Stock with respect to which Incentive Stock Options (as defined in the Incentive Plan) may be granted under the Incentive Plan shall be 3,441,354 shares (17,300,000 shares pre- reverse split) (the “Share Limitation”).

It was then proposed to increase the Share Limitation, as established by the provisions of section 4.1 of the Incentive Plan, from the amount of 3, 441,354 (17,300,000 shares pre- reverse split) up to an amount of 4,941,354 shares (the “Share Limitation Increase”), and to amend the wording of section 4.1 of the Incentive Plan (the “Amendment of the Incentive Plan”), so that it reads as follows:

“4.1 Shares. (a) The aggregate number of shares of Common Stock that may be issued or used for reference purposes or with respect to which Awards may be granted under the Plan shall not exceed 4,941,354 shares, (subject to any increase or decrease pursuant to Section 4.2) (the ’’Share Reserve”), which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall be 4,941,354. With respect to Stock Appreciation Rights settled in Common Stock, upon settlement, only the number of shares of Common Stock delivered to a Participant (based on the difference between the Fair Market Value of the shares of Common Stock subject to such Stock Appreciation Right on the date such Stock Appreciation Right is exercised and the exercise price of each Stock Appreciation Right on the date such Stock Appreciation Right was awarded) shall count against the aggregate and individual share limitations set forth under Sections 4 1(a) and 4 1(b), If any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Common Stock underlying any unexercised Award shall again be available for the purpose of Awards under the Plan, If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock shall again be available for purposes of Awards under the Plan If a Tandem Stock Appreciation Right or a Limited Stock Appreciation Right is granted in tandem with an Option, such grant shall only apply once against the maximum number of shares of Common Stock which may be issued under the Plan Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. The maximum number of shares of Common Stock subject to any Award of Stock Options, or Stock Appreciation

Rights which may be granted under the Plan during any fiscal year of the Company to any Participant shall be 32,000 shares (which shall be subject to any further increase or decrease pursuant to Section 4.2). The maximum grant date fair value of any Award granted to any director during any calendar year shall not exceed $5,000,000.”

It was then reported that the provisions of the section 12.1 of the Incentive Plan establish among others a contractual obligation pursuant to which without the approval of the holders of the Company’s Common Stock entitled to vote in accordance with applicable law, no amendment may be made that would notably increase the aggregate number of shares of Common Stock that may be issued under the Incentive Plan. It was then proposed to recommend to the general meeting of the Company to approve the Share Limitation Increase and the Amendment of the Incentive Plan.”

Other than the foregoing, all other information set forth in the Original Form 6-K, including the Convening Notice to the Meetings, form of proxy and notice of the Meetings filed therewith as exhibit, remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: March 16, 2020	/s/ Carlos López-Abadía
Carlos López-Abadía
Chief Executive Officer